EXHIBIT 99.1

Digital Power Corporation Reports Financial Results for the
 Second Quarter Ended June 30, 2012

FREMONT, Calif., August 15, 2012, Digital Power Corporation (NYSE Amex: DPW - News) today announced its financial results for the second quarter ended June 30, 2012.

Digital Power’s revenue for the second quarter ended June 30, 2012 were $2,942,000, a decrease of 7% from revenue of $3,172,000 for the same quarter ended June 30, 2011. Net income for the quarter ended on June 30, 2012 was $478,000 a increase of 17% from the “net income” of $408,000 in the quarter ended on June 30, 2011. Gross margin in the quarter ended June 30, 2012 was 43%, an increase from the gross margin reported on June 30, 2011 of 41%. Operating income for the quarter ended June 30, 2012 was $471,000, an increase of 12% from the quarter ended June 30, 2011.

Commenting on the results, Amos Kohn, President and CEO stated, “We are pleased to report that our ongoing improvements in operating efficiency resulted in a respectable net income for the second quarter despite a mild revenue shortfall caused by the global economic slowdown. While we have been very aggressive in containing operation costs, we have not cut back in new product development. These development efforts are intended to result in several new and advanced high efficiency power systems that will be released to production within the next two to three quarters.”

Mr. Kohn adds, “We will continue to focus on advanced, solution-driven applications in our vertical markets. Our achievements this quarter included positioning Digital Power to increase its presence in the defense marine industry and in commercial markets. We expect to strengthen our sales force in the next quarter to support our growth strategy.”

About Digital Power:

Digital Power Corporation is a solution-driven organization that designs, develops, manufactures and sells high-grade customized and flexible power system solutions for the most demanding applications in the medical, military, telecom and industrial markets. The company is highly focused on high-grade and custom product designs for both the commercial and military/defense markets, where customers demand high density, high efficiency and ruggedized products to meet the harshest critical operating conditions. Digital Power is a California corporation formed in 1969, and it common stock trades on the NYSE Amex under the symbol DPW. The company’s headquarters are at 41324 Christy Street, Fremont, California, 94538-3158. Contact: Leo Yen, Investor Relations, 510-657-2635; Website: www.digipwr.com.

Forward Looking Statements
The foregoing release contains “forward looking statements” regarding future events or results within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including statements concerning the Company’s current expectations regarding revenue and earnings results for 2012 and the expected results of modifications to the Company’s strategy.  The Company cautions readers that such “forward looking statements” are, in fact, predictions that are subject to risks and uncertainties and that actual events or results may differ materially from those anticipated events or results expressed or implied by such forward looking statements. The Company disclaims any current intention to update its “forward looking statements,” and the estimates and assumptions within them, at any time or for any reason.

In particular, the following factors, among others, could cause actual results to differ materially from those described in the “forward looking statements”: (a) the possibility of net losses in the future; (b) the potential ineffectiveness of the Company’s strategic focus on power supply solution competencies; (c) the current instability in the global economy; (d) the inability of the Company to realize the benefits of the reduction in its cost structures due to changes in its markets or other factors, and the risk that the reduction in costs may limit the Company’s ability to compete; (e) the possible failure of the Company’s custom product development efforts to result in products which meet customers’ needs or such customers’ failure to accept such new products; (f) the ability of the Company to attract, retain and motivate key personnel; (g) dependence on a few major customers; (h) dependence on the electronic equipment industry; (i) reliance on third party subcontract manufacturers to manufacture certain aspects of the products sold by the Company; (j) reduced profitability as a result of increased competition, price erosion and product obsolescence within the industry; (k) the ability of the Company to establish, maintain and expand its OEM relationships and other distribution channels; (l) the inability of the Company to procure necessary key components for its products, or the purchase of excess or  the wrong inventory; (m) variations in operating results from quarter to quarter; (n) dependence on international sales and the impact of certain governmental regulatory restrictions on such international sales and operations; and other risk factors included in the Company’s most recent filings with the U.S. Securities and Exchange Commission, including, but not limited to, the Company’s Forms 10-K, 10-Q and 8-K.  All filings are also available on the Company’s website at www.digipwr.com.

Digital Power Corporation

    Financial Data
    (In thousands except for per share data)

	Three months Ended June 30,
Statement of Operations Data:	2012	2011

Revenues	$2,942	$3,172
Operating income (loss)	471	419
Net income (loss)	478	408

Basic net earnings (loss) per share:	$0.070	$0.061

Diluted net earnings (loss) per share:	$0.069	$0.058

	June 30, 2012	December 31, 2011
Balance Sheet

Working capital	$4,487	$3,846
Total assets	7,671	7,349
Total Liabilities	1,793	2,216
Shareholders' equity	5,878	5,133